SEDAR PROFILE # 11685 February 27, 2007 To: All Canadian Securities regulatory authorities

Subject: Points International Ltd.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General Meeting

2.	Security Description of Voting Issue :	Common

3.	CUSIP Number :	730843109

	ISIN :	CA7308431096

4.	Record Date for Notice of Meeting :	March 26, 2007

	Record Date for Voting :	March 26, 2007

5.	Meeting Date :	May 9, 2007

6.	Meeting Location :	Metro Convention Centre, Room 206F, Toronto, ON

Sincerely,

Computershare Trust Company of Canada

Agent for Points International Ltd.